CONSENT OF THE INDEPENDENT RESGISTERED PUBLIC ACCOUNTANTS

We have read the Registration Statement on Form 40-F (“Form 40-F”) of Avalon Rare Metals Inc. (“Avalon”) dated November 29, 2012. We have complied with Canadian generally accepted standards and with the standards of the Public Company Accounting Oversight Board for an auditor’s involvement with such documents.

We consent to the inclusion and incorporation by reference and to the use of our report dated November 19, 2012 relating to the consolidated financial statements of Avalon as at August 31, 2012, August 31, 2011 and September 1, 2010 and for each of the years ended August 31, 2012 and 2011 and the internal control over financial reporting as of August 31, 2012 in the Form 40-F and Avalon’s Registration Statement on Form F-10 (No. 333-173669), as amended.

“McCarney Greenwood LLP”

Toronto, Canada	McCarney Greenwood LLP
November 29, 2012	Chartered Accountants
Licensed Public Accountants

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street, Suite 600
Toronto, ON M5J 2R8
T 416 362 0515 F 416 362 0539
www.mgca.com